UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒ Merger

☐ Liquidation

☐ Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of Fund: VLC Trust, on behalf of itself and its series Ocean State Tax-Exempt Fund

3. Securities and Exchange Commission File No.: 811-04788

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application	☐ Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, ZIP Code):

One Regency Plaza, Suite One,

Providence, Rhode Island 02903

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Adam J. Gwaltney

Hinckley, Allen & Snyder LLP

50 Kennedy Plaza, Suite 1500

Providence, Rhode Island 02903

Tel: (401) 457-5192

7. Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Narragansett Insured Tax-Free Income Fund (as successor corporation following the reorganization of

Ocean State Tax-Exempt Fund with and Narragansett Insured Tax-Free Income Fund)

380 Madison Avenue

New York, New York 10017

Tel: (212) 697-6666

8. Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

☒ Open-end ☐ Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Van Liew Capital Inc.

One Regency Plaza, Suite One,

Providence, Rhode Island 02903

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

NONE

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.

Business address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger,

Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: August 22, 2007, reaffirmed on May 22, 2008

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation,

or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the shareholder vote took place: September 29, 2008

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes  ☐ No

(a) If Yes, list the date(s) on which the fund made those distributions: October 17, 2008.

On October 17, 2008, the fund gave instructions to its transfer agent to distribute the shares of Narragansett Insured Tax-Free Income Fund to its shareholders which were received by the fund in consideration of the transfer of certain of the funds assets and liabilities pursuant to the Agreement and Plan of Reorganization between the fund and Narragansett Insured Tax-Free Income Fund.

(b) Were the distributions made on the basis of net assets?

☒ Yes ☐ No

(c) Were the distributions made pro rata based on share ownership?

☒ Yes ☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only: Were any distributions to shareholders made in kind?

☐ Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only

Has the fund issued senior securities?

☐ Yes  ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes ☐ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

☐ Yes ☒ No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

☐ Yes ☐ No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☒ No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $60,025.57
(ii)	Accounting expenses: $30,000.00
(iii)	Other expenses (list and identify separately):
Transfer Agent: $ 10,000
Proxy Solicitor: $4,044.55
Postage, printing and mailing: $3,644.41

(iv) Total expenses (sum of lines (i)-(iii) above): $107,714.53

(b) How were those expenses allocated? See response to item 22(c) immediately below.

(c) Who paid those expenses?

All fees and expenses, including legal and accounting expenses, proxy materials and proxy solicitation with respect to the Fund, the costs of liquidating portfolio securities of the Fund, portfolio transfer taxes (if any) or other similar expenses incurred in connection with the consummation of the reorganization were paid by the fund, except that

Aquila Investment Management LLC, the manager of Narragansett Insured Tax-Free Income Fund contributed $20,000 toward the fees of counsel to the fund and the fund’s independent accountants for legal and accounting expenses, and for printing and postage in connection with the mailing of this Registration Statement.

(d) How did the fund pay for unamortized expenses (if any)?  Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger: Narragansett Insured Tax-Free Income Fund

(b) State the Investment Company Act file number of the fund surviving the Merger: 811- 06707

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Agreement and Plan of Reorganization filed as Exhibit A to Form N-14 (File No. 333-152299) filed with the Commission on July 11, 2008, as amended by that certain Pre-Effective Amendment No. 1 filed with the Commission on August 7, 2008 and as further amended by that certain Pre-Effective Amendment No. 2 filed with the Commission on August 18, 2008.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of VLC Trust and its series Ocean State Tax-Exempt Fund (ii) he is the Vice President and Treasurer of VLC Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

/s/ Kevin M. Oates

_______________________________________________

Kevin M. Oates

Vice President & Treasurer, VLC Trust, on behalf itself and its series Ocean State Tax-Exempt Fund